EXHIBIT 99.4 Media release

Rio Tinto U.S. Borax becomes first open pit mine to transition to renewable diesel
02 June 2023

BORON, Calif.--(BUSINESS WIRE)-- Rio Tinto has successfully completed the full transition of its heavy machinery from fossil diesel to renewable diesel at its Boron, California operation, making it the first open pit mine in the world to achieve this milestone. The change to renewable diesel brings an anticipated CO2 equivalent reduction of up to 45,000 tonnes per year, comparable to eliminating the annual emissions of approximately 9,600 cars.

Rio Tinto Minerals Chief Executive Sinead Kaufman said: “We are proud that our U.S. Borax operations have become the first open pit mine to operate a fleet running entirely on renewable diesel. This is an excellent example of what happens when internal and external partners collaborate toward a carbon reduction goal. Support from the state of California has also been incredibly important, as without their vision, this would not have been possible.”

“The transition at Boron is an important first step and will undoubtedly lead to further opportunities to decarbonise our global operations. Renewable diesel is one of several sustainability solutions that Rio Tinto is using to transform its businesses.”

An initial trial of switching fossil diesel to renewable diesel in a U.S. Borax haul truck was conducted through 2022 in partnership with Neste and Rolls-Royce. Rio Tinto U.S. Borax used Neste MY Renewable Diesel™ during the trial. Made from sustainably sourced, 100% renewable raw materials such as used cooking oil and animal fat waste, the use of Neste MY Renewable DieselTM can reduce greenhouse gas emissions by up to 75% over the life cycle of the fuel compared to fossil diesel*. Results from the trial showed that a truck running on renewable diesel delivered similar performance and reliability as trucks running on conventional diesel.

Based on these positive results, Rio Tinto U.S. Borax continued to work with Rolls-Royce, Neste, the Environmental Protection Agency, and the State of California to fully transition its heavy machinery fleet onsite to renewable diesel at the end of May 2023. This transition includes all the heavy machinery on the property from haul trucks to loaders, and the renewable diesel is even used in blasting.

This conversion to renewable diesel supports Rio Tinto’s global decarbonization objectives, which include a 50 per cent reduction in Scope 1 & 2 emissions by 2030, and a commitment to reach net zero by 2050. The company estimates carbon emissions from the use of diesel in its mobile fleet and rail accounted for 13% of its Scope 1 & 2 emissions in 2022.

Notes to editors
As agreed in the lead up to Rio Tinto’s 2023 Annual General Meetings, a briefing paper on the Group's approach to diesel transition will be published on riotinto.com in the third quarter.

* The GHG emission reduction percentage varies depending on the region-specific legislation that provides the methodology for the calculations (e.g. EU RED II 2018/2001/EU for Europe and U.S. California LCFS for the U.S.), and the raw material mix used to manufacture the product for each market.

Please direct all enquiries to media.enquiries@riotinto.com

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This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

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